UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 11-K



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1998




                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to



                       Commission file number: 1-6179





                         CORDANT TECHNOLOGIES INC.
                           RETIREMENT SAVINGS AND
                              INVESTMENT PLAN



                         CORDANT TECHNOLOGIES INC.
       15 West S. Temple, Suite 1600, Salt Lake City, Utah 84101-1532

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN



Audited Financial Statements

December 31, 1998 and 1997




Report of Independent Auditors............................................1
Statements of Net Assets Available For Benefits...........................2
Statements of Changes in Net Assets Available For Benefits................3
Notes to financial statements.............................................4

                       Report of Independent Auditors

Compensation Committee
     of the Board of Directors
Cordant Technologies Inc.

We have audited the accompanying statements of net assets available for benefits of the Cordant Technologies Inc. Retirement Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

Salt Lake City, Utah
June 8, 1999


CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available For Benefits


                                                                                      December 31
                                                                            1998                     1997
                                                                    ----------------------   ----------------------

ASSETS
      Investments, at fair value
          Equity Index Fund                                             $ 128,867,994         $ 107,359,441
          Cordant Technologies Inc. Stock Fund                             60,275,330            50,614,820
          Balanced Fund                                                    28,562,293            28,689,472
          International Equity Fund                                        11,290,967            11,565,497
          Aggressive Equity Fund                                           11,171,319            13,160,704
          Loan Fund                                                        18,399,206            18,098,598
      Investments, at contract value
          Fixed Income Fund                                               150,619,826           144,438,172
          Government Securities Fund                                        5,478,535             4,237,775
                                                                    ------------------------------------------------
          TOTAL INVESTMENTS                                               414,665,470           378,164,479

      Income and contributions receivable                                   2,334,676             1,573,071
                                                                    ------------------------------------------------

          TOTAL ASSETS                                                    417,000,146           379,737,550

LIABILITIES
      Other payables                                                          145,630                65,121
                                                                    ------------------------------------------------
          NET ASSETS AVAILABLE
          FOR BENEFITS                                                  $ 416,854,516         $ 379,672,429
                                                                    ================================================


See notes to Financial Statements.



Statements of Changes in Net Assets Available For Benefits

                                                                                  Year Ended December 31
                                                                              1998                     1997
                                                                      ----------------------   ----------------------


Contributions and investment income
      Company contributions                                            $   5,217,993              $ 4,845,885
      Participant contributions                                           16,058,201               14,841,422
      Rollover contributions                                                 909,380                  455,142
      Dividend income                                                      1,824,099                1,389,591
      Interest income                                                     10,947,736               11,186,841
      Net realized and unrealized appreciation
          in fair value of investments                                    25,168,528               51,769,987
                                                                       ----------------------------------------------
          TOTAL CONTRIBUTIONS AND
          INVESTMENT INCOME                                               60,125,937               84,488,868

Participant payments                                                     (21,908,362)             (29,376,838)
Administrative expenses                                                     (650,744)                (555,988)
Plan transfers                                                              (384,744)                 161,104
                                                                      ------------------------------------------------
          NET INCREASE                                                    37,182,087               54,717,146

Net assets available for benefits at
      beginning of year                                                  379,672,429              324,955,283
                                                                       -----------------------------------------------
          NET ASSETS AVAILABLE FOR
          BENEFITS AT END OF YEAR                                      $ 416,854,516             $379,672,429
                                                                       ===============================================


See notes to Financial Statements.

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to financial statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:

On May 5, 1998, Thiokol Corporation changed its corporate name to Cordant Technologies Inc. (the Company). During 1998, the plan name was changed to the Cordant Technologies Inc. Retirement Savings and Investment Plan (the
Plan).

All investments of the Plan are held in the Cordant Technologies Inc. Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of the Company pursuant to instructions provided to it by the investment managers. The investment managers are
appointed  by  the  Compensation   Committee  of  the  Company's  Board  of
Directors.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income (loss). Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers.

Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the Net Asset Value (NAV) at an annual rate of fifteen one hundredths of one percent. All other Plan administrative and general expenses are paid by the Company.

Certain reclassifications have been made to the 1997 statements to conform to the 1998 presentation.

Investments:

There are seven investment options and one employee loan option under the Plan. Investment options are: the Equity Index Fund, Cordant Technologies Inc. Stock Fund, Balanced Fund, International Equity Fund, Aggressive Equity Fund, Fixed Income Fund, and the Government Securities Fund.

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in the Company stock are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the unit value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Income and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, such as the adjustment of the stated interest rate for the Fixed Income and Government Securities Funds. Actual results could differ from those estimates.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing a historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All regular domestic employees of the Company are eligible to participate in the Plan. Employees covered by a collective bargaining agreement and Huck International domestic employees participate in other plans.

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

Participation in the Plan is voluntary. Participants may make contributions to the Plan for any whole percentage up to a maximum of 17 percent of base pay subject to limitations imposed by Federal Tax Regulations. The Company contributes an amount equal to 50 percent of the participants' base pay up to 6 percent, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

A more complete description of the plan, including vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

NOTE C - INVESTMENTS

A description of the investment funds follows:

Equity Index Fund:

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities that comprise the Standard and Poor's 500 Composite Stock Price Index.

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTE C - INVESTMENTS (CONTINUED)

Cordant Technologies Inc. Stock Fund:

This fund is invested primarily in Cordant Technologies Inc. common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value.

On January 22, 1998, the Company's Board of Directors declared a two-for-one stock split in the form of a stock dividend payable March 13, 1998, for each stockholder of record on February 27, 1998. The Company Stock Fund is valued in units, rather than shares, and therefore the split did not impact the number of units or the value allocated to the participants accounts. The NAV is also unaffected by the stock split.

Balanced Fund:

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2 percent of total fund assets.

International Equity Fund:

This fund was previously managed solely by the investment management firm of T. Rowe Price Associates, Inc. Morgan Stanley Dean Witter Advisors Inc. was added as an investment manager during 1998. On May 1, 1998, T. Rowe Price transferred the value of 50 percent of the outstanding shares of the
T. Rowe Price Institutional International Foreign Equity Fund to Morgan Stanley Dean Witter Advisors. Morgan Stanley Dean Witter Advisors invested the cash proceeds into the Morgan Stanley Dean Witter Institutional International Equity Portfolio.

The T. Rowe Price institutional International Foreign Equity Fund is broadly diversified in over 300 equity securities of established foreign companies in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts.

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTE C - INVESTMENTS (CONTINUED)

The Morgan Stanley Dean Witter Institutional International Equity Portfolio seeks long-term appreciation by investing primarily in equity securities of non-US markets. Morgan Stanley Dean Witter Advisors considers cash flow and intrinsic value of company assets to select undervalued securities from a group of approximately 1,900 companies.

The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Aggressive Equity Fund:

This fund is managed by the investment management firms of Norwest Investment Management, Inc. and Provident Investment Counsel. This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4 percent of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Loan Fund:

This fund contains loans to participants. Participants can take a loan of up to 50 percent of their account balance to be repaid with interest over a maximum of five or ten years depending on the loan purpose. The stated annual rate was 7.8 percent and 7.6 percent for the first and second halves of 1998, respectively, and 7.9 percent and 8.4 percent for the first and second halves of 1997, respectively.

Fixed Income Fund:

This fund is managed by Connecticut General Life Insurance Company (CIGNA) under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 6.35 percent and
6.65 percent for the first and second halves of 1998, and 6.35 percent for 1997. The average yield for the fund was 6.50 percent and 6.35 percent for 1998 and 1997, respectively. The majority of fund assets consists of intermediate-term investment grade corporate bonds. The contract is included in the financial statements at contract value, which approximates fair value as reported to the Plan by CIGNA.

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTE C - INVESTMENTS (CONTINUED)

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of CIGNA.

Government Securities Fund:

This fund is managed by Metropolitan Life Insurance Company (MetLife) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association fixed income securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.85 percent and 6.15 percent for the first and second halves of 1998, respectively, and 5.85 percent for 1997. The average yield for the fund was 6.00 percent and 5.85 percent for 1998 and 1997, respectively. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MetLife.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of MetLife.

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                            Year Ended December 31, 1998
                                            ---------------------------------------------------------------------------------
                                                    Equity               Company                                 Int'l
                                                    Index                Stock              Balanced             Equity
                                                    Fund                 Fund                 Fund               Fund
                                            ---------------------------------------------------------------------------------


Contributions and investment
      income:

      Company contributions                           $  1,548,516      $   829,858     $    526,018          $   232,857
      Participant contributions                          4,824,347        2,589,506        1,664,242              746,403
      Rollover contributions                               193,958          183,899          111,092               37,444
      Dividend income                                            -          635,312          984,173              192,509
      Interest income                                            -           67,128                -                    -
      Net realized and unrealized
          appreciation (depreciation) in
          fair value of investments                     29,366,110       (6,466,906)         928,497            1,427,925
                                                    -------------------------------------------------------------------------
          TOTAL CONTRIBUTIONS AND
          INVESTMENT INCOME                             35,932,931       (2,161,203)       4,214,022            2,637,138

Participant payments                                    (5,739,152)      (3,170,796)        (941,503)            (297,508)
Administrative expenses                                   (254,908)         (96,326)         (45,844)             (16,968)

Plan transfers                                            (177,194)         (49,674)         (35,254)            (122,865)
Participant transfers                                   (7,924,847)      15,225,880       (3,488,854)          (2,576,072)
Net loan activity                                           86,246          102,118          239,329               94,102
                                                     ------------------------------------------------------------------------
          NET INCREASE (DECREASE)                       21,923,076        9,849,999          (58,104)            (282,173)

Net assets available for benefits
      at beginning of year                             107,308,708       50,612,498       30,244,970           11,563,942
                                                     ------------------------------------------------------------------------
          NET ASSETS AVAILABLE FOR
          BENEFITS AT END OF YEAR                    $ 129,231,784      $60,462,497     $ 30,186,866         $ 11,281,769
                                                     ========================================================================

                                                                         Year Ended December 31, 1998
                                        ------------------------------------------------------------------------------------------
                                            Aggressive                          Fixed             Gov't
                                            Equity           Loan              Income            Sec.
                                            Fund             Fund               Fund             Fund             Total
                                       ----------------  ----------------  ------------------  ---------------  -----------------


Contributions and investment
     income:

     Company contributions                   $    290,692    $          -   $   1,733,906       $    56,146    $   5,217,993
     Participant contributions                    926,816               -       5,134,739           172,148       16,058,201
     Rollover contributions                       110,516               -         266,415             6,056          909,380
     Dividend income                               12,105               -               -                 -        1,824,099
     Interest income                                    -       1,443,283       9,159,881           277,444       10,947,736
     Net realized and unrealized
         appreciation (depreciation) in
         fair value of investments                (87,098)              -               -                 -       25,168,528
                                        -----------------------------------------------------------------------------------------
         TOTAL CONTRIBUTIONS AND
         INVESTMENT INCOME                      1,253,031       1,443,283      16,294,941           511,794       60,125,937

Participant payments                             (345,090)       (324,411)    (10,701,782)         (388,120)     (21,908,362)
Administrative expenses                           (14,527)              -        (215,136)           (7,035)        (650,744)

Plan transfers                                         90               -             153                 -         (384,744)
Participant transfers                          (2,915,195)              -         554,715         1,124,373                -
Net loan activity                                  77,864      (1,049,021)        436,020            13,342                -
                                      -------------------------------------------------------------------------------------------
         NET INCREASE (DECREASE)               (1,943,827)         69,851       6,368,911         1,254,354       37,182,087


Net assets available for benefits
     at beginning of year                      13,150,422      18,099,598     144,455,094         4,237,197      379,672,429
                                      -------------------------------------------------------------------------------------------
         NET ASSETS AVAILABLE FOR
         BENEFITS AT END OF YEAR             $ 11,206,595    $ 18,169,449   $ 150,824,005       $ 5,491,551    $ 416,854,516
                                       ==========================================================================================

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                                                       Year Ended December 31, 1997
                                             ---------------------------------------------------------------------------------
                                                   Equity               Company                                   Int'l
                                                   Index                 Stock              Balanced             Equity
                                                    Fund                 Fund                 Fund                Fund
                                             -------------------   ------------------  ---------------------------------------


Contributions and investment
      income:

      Company contributions                  $   1,364,586         $    480,805         $    474,114        $    256,850
      Participant contributions                  4,282,909            1,459,657            1,490,283             822,257
      Rollover contributions                       184,083               12,898               39,194              14,448

      Dividend income                                  602              437,676              908,428              27,267
      Interest income                                    -               37,644                    -                   -
      Net realized and unrealized
          appreciation in fair
          value of investments                  26,218,529           20,016,969            4,030,997             382,089
                                          -----------------------------------------------------------------------------------
          TOTAL CONTRIBUTIONS AND
          INVESTMENT INCOME                     32,050,709           22,445,669            6,943,016           1,502,911

Participant payments                            (5,512,199)          (2,281,397)          (1,293,630)           (567,016)
Administrative expenses                           (176,519)             (61,974)             (41,095)            (19,785)

Plan transfers                                      75,875              (12,796)              26,279              21,476

Participant transfers                            2,319,938            5,048,957            2,261,592            (887,844)
Net Loan Activity                                  345,985             (284,198)             186,724              51,689
                                          -----------------------------------------------------------------------------------
          NET INCREASE (DECREASE)               29,103,789           24,854,261            8,082,886             101,431

Net assets available for benefits
      at beginning of year                      78,204,919           25,758,237           22,162,084          11,462,511
                                           ----------------------------------------------------------------------------------
          NET ASSETS AVAILABLE FOR
          BENEFITS AT END OF YEAR            $ 107,308,708         $ 50,612,498         $ 30,244,970        $ 11,563,942
                                           ==================================================================================

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN





                                                                      Year Ended December 31, 1997
                                        -------------------------------------------------------------------------------------
                                          Aggressive                          Fixed              Gov't
                                          Equity            Loan              Income             Sec.
                                          Fund              Fund               Fund              Fund              Total
                                        ----------------  ----------------  ------------------  --------------  -------------


Contributions and investment
     income:

     Company contributions                  $    275,984      $         -   $   1,941,813        $     51,733  $   4,845,885
     Participant contributions                   861,418                -       5,762,142             162,756     14,841,422
     Rollover contributions                       31,053                -         156,877              16,589        455,142
     Dividend income                              15,618                -               -                  -       1,389,591
     Interest income                                   -        1,436,982       9,459,936             252,259     11,186,841
     Net realized and unrealized
         appreciation in fair
         value of investments                  1,121,403                -               -                   -     51,769,987
                                          -----------------------------------------------------------------------------------
         TOTAL CONTRIBUTIONS AND
         INVESTMENT INCOME                     2,305,476        1,436,982      17,320,768             483,337     84,488,868

Participant payments                            (562,516)      (1,066,570)    (17,902,947)           (190,563)   (29,376,838)
Administrative expenses                          (19,365)               -        (230,690)             (6,560)      (555,988)
Plan transfers                                    20,448                -          29,822                   -        161,104
Participant transfers                           (976,468)               -      (7,393,148)           (373,027)             -
Net Loan Activity                                150,076         (924,964)        476,851              (2,163)             -
                                          -----------------------------------------------------------------------------------
         NET INCREASE (DECREASE)
                                                 917,651         (554,552)     (7,699,344)            (88,976)    54,717,146

Net assets available for benefits
     at beginning of year                     12,232,771       18,654,150     152,154,438           4,326,173    324,955,283
                                          -----------------------------------------------------------------------------------
         NET ASSETS AVAILABLE FOR
         BENEFITS AT END OF YEAR           $  13,150,422      $18,099,598   $ 144,455,094        $  4,237,197  $ 379,672,429
                                          ===================================================================================

CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401(a) and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F - QUARTERLY NET ASSET VALUE INFORMATION

The NAV of each fund was established at $10.00 on January 1, 1995. A participant's fund balance is computed by multiplying the NAV by the number of units owned. The investment fund NAV at the end of each quarter for 1998 and 1997 was as follows:

                                                           March 31          June 30          Sept 30          Dec 31
                                                         --------------   --------------   --------------   --------------

Calendar Year 1998

     Equity Index Fund                                       $ 25.5693        $ 26.3948        $ 23.7722        $ 28.8359
     Cordant Technologies Inc. Stock Fund                      33.5301          32.0316          29.4211          26.1354
     Balanced Fund                                             18.8838          18.9207          17.4168          18.8886
     International Equity Fund                                 15.1573          15.2626          13.2197          15.4074
     Aggressive Equity Fund                                    13.1325          12.4013           9.3473          11.3809
     Fixed Income Fund                                         12.0034          12.1917          12.3908          12.5932
     Government Securities Fund                                11.8257          11.9958          12.1770          12.3612

Calendar Year 1997

     Equity Index Fund                                       $ 17.2947        $ 20.3152        $ 21.8366        $ 22.4551
     Cordant Technologies Inc. Stock Fund                      19.3789          24.3948          29.8851          28.2672
     Balanced Fund                                             14.8108          16.4264          17.7097          17.7295
     International Equity Fund                                 12.9622          14.5394          14.4370          13.3608
     Aggressive Equity Fund                                     9.3690          10.9900          12.7147          11.5949
     Fixed Income Fund                                         11.2903          11.4647          11.6437          11.8256
     Government Securities Fund                                11.1744          11.3336          11.4969          11.6625


CORDANT TECHNOLOGIES INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTE G - YEAR 2000 (UNAUDITED)

The Plan is dependent on information systems controlled and maintained by the Company and significant third party service providers. The Company believes its systems are Year 2000 compliant. Third party service providers have represented that their systems are Year 2000 compliant. In the event the systems are not compliant, there may be delays in processing (ie. checks, transfers, investments, etc.) The Company and the third party service providers bear all costs associated with becoming Year 2000 compliant. No significant impact to the Plan is anticipated from Year 2000 issues.

                                  Exhibit

                      Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Cordant Technologies Inc. of our report dated June 8, 1999, with respect to the financial statements of the Cordant Technologies Inc. Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                      /s/ Ernst & Young LLP


Salt Lake City, Utah
June 28, 1999

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                  CORDANT TECHNOLOGIES INC.
                                                  RETIREMENT SAVINGS AND
                                                  INVESTMENT PLAN





Date:  June 28, 1999                    /s/ Richard L. Corbin
                                        ----------------------------------
                                        Richard L. Corbin, Executive Vice
                                        President and Chief Financial
                                        Officer for the Plan Administrative
                                        Committee